UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6 to Schedule 13D)*

Twitter Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90184L102

(CUSIP Number)

Mike Ringler

Skadden, Arps, Slate,

Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, California 94301

(650) 470-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90184L102

1	Names of Reporting Persons Elon R. Musk
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 73,115,038
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 73,115,038

11	Aggregate Amount Beneficially Owned by Each Reporting Person 73,115,038
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.6%
14	Type of Reporting Person IN

1. Based on 764,180,688 shares of Common Stock outstanding as of April 22, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 filed with the Securities and Exchange Commission on May 2, 2022.

Explanatory Note: This statement on Schedule 13D amends the Schedule 13D of Elon Musk (the “Reporting Person”) that was filed with the Securities and Exchange Commission on April 5, 2022, as amended on April 11, 2022, April 14, 2022, April 21, 2022, April 26, 2022 and April 27, 2022 (collectively, including this amendment, the “Schedule 13D”), with respect to the Common Stock, par value $0.000005 per share (the “Common Stock”), of Twitter, Inc. (the “Issuer” or “Twitter”). This amendment to the Schedule 13D constitutes Amendment No. 6 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On May 4, 2022, Parent received equity commitment letters, substantially in the form attached hereto as Exhibit M (the “Co-Investor Equity Commitment Letters”), from each of the investors (or one or more of such investor’s affiliates) listed in the following two tables (each such investor, or one or more of its affiliates, an “Equity Investor”), providing for an aggregate of approximately $7.139 billion in new financing commitments in connection with Parent’s proposed acquisition of Twitter pursuant to the Merger Agreement, subject to the conditions set forth in the Co-Investor Equity Commitment Letters.

Each Equity Investor listed in the following table has committed to contribute to Parent, at or immediately prior to the closing of the Merger and subject to the conditions set forth in the Co-Investor Equity Commitment Letters, cash in the amount set forth opposite such Equity Investor’s name in the following table in order to fund a portion of the Merger Consideration contemplated by the Merger Agreement. Certain Equity Investors have retained an option to satisfy such Equity Investor’s equity commitment with shares of Common Stock held by such Equity Investor (valued at $54.20 per share).

Equity Investor	Aggregate Equity Commitment
A.M. Management & Consulting	$25,000,000
AH Capital Management, L.L.C. (a16z)	$400,000,000
Aliya Capital Partners LLC	$360,000,000
BAMCO, Inc. (Baron)	$100,000,000
Binance	$500,000,000
Brookfield	$250,000,000
DFJ Growth IV Partners, LLC	$100,000,000
Fidelity Management & Research Company LLC	$316,139,386
Honeycomb Asset Management LP	$5,000,000
Key Wealth Advisors LLC	$30,000,000
Lawrence J. Ellison Revocable Trust	$1,000,000,000
Litani Ventures	$25,000,000
Qatar Holding LLC	$375,000,000
Sequoia Capital Fund, L.P.	$800,000,000
Strauss Capital LLC	$150,000,000
Tresser Blvd 402 LLC (Cartenna)	$8,500,000
VyCapital	$700,000,000
Witkoff Capital	$100,000,000

The Equity Investor listed in the following table has committed to contribute to Parent, at or immediately prior to the closing of the Merger and subject to the conditions set forth in the Co-Investor Equity Commitment Letters, existing shares of Common Stock held by such Equity Investor in the amount set forth opposite such Equity Investor’s name in the following table (valued at $54.20 per share) in order to retain an equity investment in Twitter following completion of the Merger in lieu of receiving Merger Consideration in the Merger.

Equity Investor	Aggregate Equity Commitment
HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud (Kingdom)	34,948,975 shares

The aggregate principal amount of the commitments available to Parent pursuant to that certain debt commitment letter, dated April 25, 2022 (the “Margin Loan Commitment Letter”), from Morgan Stanley Senior Funding, Inc. and certain other financial institutions party thereto as commitment parties (collectively, the “Margin Loan Commitment Parties”) pursuant to which the Margin Loan Commitment Parties committed to provide an initial principal amount of $12.5 billion in margin loans to fund the transactions contemplated by the Merger Agreement, were reduced to an aggregate principal amount of $6.25 billion.

On April 25, 2022, Parent received the Amended Equity Commitment Letter from the Reporting Person providing for an aggregate of $21 billion in financing commitments in connection with Parent’s proposed acquisition of Twitter pursuant to the Merger Agreement. On May 4, 2022, the Amended Equity Commitment Letter (the “Second Amended Equity Commitment Letter”) was amended to increase the financing commitments thereunder to $27.25 billion.

The foregoing description is qualified in its entirety by reference to the full text of the form of Co-Investor Equity Commitment Letter attached hereto as Exhibit M, which is incorporated herein by reference.

The Reporting Person (on behalf of Parent) is seeking and Parent may receive additional financing commitments to fund additional portions of the total Merger Consideration, which commitments, subject to the terms of the Merger Agreement, may replace portions of the financing commitments previously reported by the Reporting Person in connection with the Merger Agreement and the Merger contemplated thereby. In addition, the Reporting Person (on behalf of Parent) is having, and will continue to have, discussions with certain existing holders of Common Stock (including Jack Dorsey) regarding the possibility of contributing such shares of Common Stock to Parent, at or immediately prior to the closing of the Merger, in order to retain an equity investment in Twitter following completion of the Merger in lieu of receiving Merger Consideration in the Merger. Subject to the terms of the Merger Agreement, any such contribution commitments may replace portions of the financing commitments previously reported by the Reporting Person in connection with the Merger Agreement and the Merger contemplated thereby.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by adding the following:

By virtue of the arrangements between the Reporting Person and the Equity Investors described in this Schedule 13D, the Reporting Person and the Equity Investors who currently beneficially own any shares of Common Stock may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person and the Equity Investors who currently beneficially own any shares of Common Stock are members of any such group. The Reporting Person disclaims beneficial ownership over any shares of Common Stock beneficially owned by any of the Equity Investors.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit M:	Form of Co-Investor Equity Commitment Letter

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 5, 2022

ELON R. MUSK

/s/ Elon R. Musk